Exhibit 99.1

monday.com Ltd.
52 Menachem Begin Rd.
Tel Aviv-Yafo 6713701, Israel

Dear Shareholder,

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of monday.com Ltd. (the “Company”), to be held at 6:00 p.m., Israel time, on July 29, 2021, at the Company’s offices at 52 Menachem Begin Rd., Tel Aviv, Israel.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matter to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 28, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” the matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Jeff Horing, Chairman of the Board of Directors

monday.com Ltd.
52 Menachem Begin Rd.
Tel Aviv-Yafo 6713701, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of monday.com Ltd. (the “Company”) will be held at 6:00 p.m., Israel time, on July 29, 2021, at the Company’s offices at 52 Menachem Begin Rd., Tel Aviv, Israel, for the following purpose:

1.     To approve and ratify the election of each of Gili Iohan and Ronen Faier as an external director of the Company, each for a period of three years.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Shiran Nawi, General Counsel, at 52 Menachem Begin Rd., Tel Aviv, Israel, no later than June 29, 2021. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 2, 2021, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

The approval of Proposal No. 1 requires the affirmative vote of a majority of the voting power represented at Meeting in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or (ii) the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)        a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)       a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal No. 1.

Only shareholders of record at the close of business on June 28, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about July 2, 2021, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website www.monday.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to the Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on July 28, 2021, or to our offices no later than 8:00 a.m. (Israel time) on July 29, 2021. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Tel-Aviv, Israel June 22, 2021	By Order of the Board of Directors, Jeff Horing, Chairman of the Board of Directors

- ii -

monday.com Ltd.
52 Menachem Begin Rd.
Tel Aviv-Yafo 6713701, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, no par value (the “Shares”), of monday.com Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the special meeting of shareholders (the “Meeting”) to be held at 6:00 p.m., Israel time, on July 29, 2021, at the Company’s offices at 52 Menachem Begin Rd., Tel Aviv, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.          To approve and ratify the election of each of Gili Iohan and Ronen Faier as an external director of the Company, each for a period of three years; and

Record Date

Only shareholders of record at the close of business on June 28, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. As of June 16, 2021, the Company had outstanding 44,125,340 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting

Quorum

Pursuant to our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our amended and restated articles of association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The item on the agenda for the Meeting may be considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Required Vote

The approval of Proposal No. 1 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or (ii) the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal No. 1.

Voting Procedures; Expressing Positions

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. If you are a beneficial owner whose Shares are held through bank, broker or other nominee, you should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.  It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote if the shareholder wants its Shares to count for the proposal.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Shiran Nawi, Adv., at 52 Menachem Begin Rd., Tel Aviv, Israel, no later than June 29, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 2, 2021, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about July 2, 2021 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on July 28, 2021, or to our offices at 52 Menachem Begin Rd., Tel Aviv, Israel, to the attention of Ms. Shiran Nawi, general counsel of the Company no later than 8:00 a.m. (Israel time) on July 29, 2021. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Special General Meeting of Shareholders and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.ir.monday.com. The contents of that website are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of June 16, 2021, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and

•	all of our executive officers and directors as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on 44,125,340 ordinary shares outstanding as of June 16, 2021 and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of June 16, 2021.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, the address of each shareholder listed below is 52 Menachem Begin Rd., Tel Aviv-Yafo 6713701, Israel.

Name	Number of Shares	Percentage
Insight Partners(1)	16,592,053	37.6%
Roy Mann	5,956,539	13.5%
Sonnipe Limited(2)	4,807,795	10.9%
Stripes(3)	3,039,939	6.9%
Eran Zinman	2,301,844	5.0%
All directors and executive officers as group (12 persons)	27,350,534	61.7%
_____________

(1)
Represents 16,592,053 ordinary shares which consists of (i) 6,687,313 ordinary shares held of record by Insight Venture Partners IX, L.P. (“Insight IX LP”), (ii) 133,637 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P. (“Insight Co-Investors”), (iii) 3,322,951 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P. (“Insight Cayman”), (iv) 708,433 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P. (“Insight Delaware”), (v) 458,339 ordinary shares held of record by Grace Software Cross Fund Holdings, L.P. (“Grace”) and (vi) 5,281,380 ordinary shares held of record by IG Aggregator, L.P. (“IGA”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd.”), Insight Venture Associates X, Ltd. (“IVA X Ltd.”) and Insight Associates XI, Ltd. (“IA XI Ltd.”). IVA IX Ltd. is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight IX, LP, Insight Cayman, Insight Delaware and Insight Co-Investors (collectively “Fund IX”). IVA X Ltd. is the general partner of Insight Venture Associates X, L.P. (“IVA X LP”), which is the general partner of IGA. IA XI Ltd. is the general partner of Insight Associates XI, L.P. (“IA XI LP”), which is the manager of Grace Software Holdings II GP, LLC (“Grace LLC”). Grace LLC is the general partner of Grace Software Cross Fund Holdings, L.P. (“Grace LP”). The address for these entities is 1114 Avenue of the Americas, 36th Floor, New York, New York, 10036. Each of Jeffrey L. Horing, Deven Parekh, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of each of IVA IX Ltd., IVA X Ltd and IA XI Ltd., IVA IX LP is the general partner of Fund IX, IVA X LP is the general partner of IGA, IA XI LP is the manager of Grace LLC and Grace LLC is the general partner of Grace LP, Messrs. Horing, Parekh, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. Mr. Horing, a member of the board of directors of the Company, disclaims beneficial ownership of the shares held of record by each of Fund IX, IGA and Grace, except to the extent of his pecuniary interest therein, if any.

(2)	Represents 4,807,795 ordinary shares held by Sonnipe Limited. The address for this entity is Clinch's House, Lord St, Douglas, Isle of Man, IM99 1RZ.

(3)
Represents 3,039,939 ordinary shares which consists of (i) 1,013,313 ordinary shares held of record by Stripes III Offshore AIV, LP (formerly SG Growth Partners III Offshore AIV, LP) (“Stripes III”) and (ii) 2,026,626 ordinary shares held of record by Stripes IV Offshore AIV, LP (formerly SG Growth Partners IV Offshore AIV, LP) (“Stripes IV”, and together with Stripes III, the “Stripes”). Stripes III is controlled by its general partner, Stripes GP III, LLC, which is controlled by its managing member, Stripes Holdings, LLC (“Stripes Holdings”). Stripes IV is controlled by its general partner, Stripes GP IV, LLC, which is controlled by its managing member, Stripes Holdings. The address for these entities is 402 W 13th Street 4th Floor, c/o Stripes, LLC, New York, New York 10014.

PROPOSAL NO. 1

APPROVAL AND RATIFICATION OF THE ELECTION OF EXTERNAL DIRECTORS

Background

Pursuant to the regulations promulgated under the Companies Law, public companies must elect at least two external directors. The appointment of external directors must be made by a general meeting of our shareholders no later than three months following the time the Company became a “public company”, and therefore we are holding a shareholders’ meeting within three months of the closing of our initial public offering on the Nasdaq Global Select Market (“Nasdaq”) that occurred on June 14, 2021, in order to ratify the election of two external directors.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•
the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” as used in the Companies Law for purposes of all matters related to external directors and for certain other purposes (such as the requirements related to appointment to the audit committee or compensation committee, as described below), means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its general manager.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Management – Corporate Governance Practices” in our Registration Statement on Form F-1, originally filed with the SEC on May 17, 2021, as amended.

Prior to our initial public offering, our shareholders elected Gili Iohan and Ronen Faier as directors of the Company, and designated them to serve and hold office as external directors for a term of three years commencing as of the date of the Company’s general meeting of shareholders approving their appointment as external directors convened following the initial public offering.

The Company has received a statement from each of Gili Iohan and Ronen Faier in which they declare that they meet all of the requirements applicable to external directors as set forth in the Companies Law.

The Board has determined that each of Gili Iohan and Ronen Faier is financially literate as contemplated by the rules of Nasdaq, and that each meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that Ronen Faier has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that Gili Iohan and Ronen Faier each has “financial and accounting” expertise pursuant to the rules of the Companies Law.

The biographical information for each of Gili Iohan and Ronen Faier, each of whose election as an external director will be subject to ratification at the Meeting, appears below:

Gili Iohan has been a member of our board of directors since June 9, 2021. Since 2018, Ms. Iohan has been a partner at ION Crossover Partners, an Israeli based cross-over fund. Ms. Iohan currently serves on the board of directors of Varonis Systems, Inc. (Nasdaq: VRNS), Fiverr International Ltd. (Nasdaq: FVRR) and SimilarWeb Ltd. (NYSE: SMWB), as well as Aqua Security Ltd. Ms. Iohan holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

Ronen Faier has been a member of our board of directors since June 9, 2021. Mr. Faier has served the Chief Financial Officer of SolarEdge Technologies Inc. (Nasdaq: SEDG) since January 2011. Previously, Mr. Faier has served as the Chief Financial Officer of Modu Ltd. from March 2007 through December 2010 and as the Chief Financial Officer of msystems Ltd., which was acquired by SanDisk Corp. (a Western Digital Corp. (Nasdaq: WDC) company). Mr. Faier has served on the board of directors of Kaltura Inc. since March 2021. Mr. Faier holds a B.A. in accounting and economics from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University and is a licensed certified public accountant.

The vote for the ratification and approval of the election of each of the external directors shall be made separately.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of each of Gili Iohan and Ronen Faier as an external director of the Company, each for a three-year term, is hereby approved and ratified.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than July 28, 2021 at 11:59 p.m. ET.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.ir.monday.com Shareholders may download a copy of these documents without charge at www.ir.monday.com.

       The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Jeff Horing,
Chairman of the Board of Directors

June 22, 2021